

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Scott L. Nearing, Esq.
Assistant Corporate Secretary
JPMorgan Chase & Co.
277 Park Avenue
New York, New York 10172-10003

> **Re: JPMorgan Chase & Co.**
> **Registration Statement on Form S-4**
> **Filed January 17, 2024**
> **File No. 333-276554**

Dear Scott L. Nearing:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Terms of the Exchange Offer, page 35

1.   Disclosure in this section states "We reserve the right, in our sole and absolute discretion, to extend, *withdraw, terminate* or amend the terms and conditions of the Exchange Offer at any time and for any reason, as described in this prospectus" (emphasis added). Disclosure on page 37 indicates that "[a]lthough we have no present plans to do so, we expressly reserve the right, in our sole and absolute discretion, to extend, *withdraw, terminate* or amend the Exchange Offer even if all the conditions to the Exchange Offer are satisfied" (emphasis added). Similar disclosure is found elsewhere in the prospectus. With a view towards improved disclosure, please explain the circumstances under which the offeror might withdraw or terminate the Exchange Offer in its sole and absolute discretion and how such withdrawal or termination would not result in the Exchange Offer

constituting an illusory offer in contravention of Exchange Act section 14(e). Alternatively, please revise the disclosure to make it clear that the Exchange Offer can not be terminated for any reason in the sole and absolute discretion of the offeror.

Conditions of the Exchange Offer, page 36

2.   The second bullet point in this section states that "there shall not have been instituted or threatened any action…" (emphasis added). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the disclosure to clarify what is meant by a "threatened" action or proceeding and how it may be objectively determinable.

3.   Disclosure on page 37 states that "[a]ny determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding." Please revise to state that security holders may challenge the offeror's determinations in a court of competent jurisdiction.

Extension, Withdrawal, Termination and Amendment, page 37

4.   Disclosure on page 38 states that "[w]e also reserve the right at any time or from time to time during…the Exchange Offer to purchase or exchange or offer to purchase or exchange Old Notes or to issue an invitation to submit offers to sell Old Notes (including, without limitation, those offered pursuant to the Exchange Offer but not accepted for exchange), in each case on terms that may be more or less favorable than those contemplated by the Exchange Offer." With a view to revised disclosure, please advise how such purchases are consistent with the prohibitions set forth in Exchange Act Rule 14e-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Perry Hindin at 202-551-3444, Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Yan Zhang